May 24, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	Foster Wheeler AG
Form 10-K for the year ended December 31, 2011
Form 10-Q for the period ended March 31, 2012
File No. 001-31305

Dear Mr. Decker:

Set forth below are responses of Foster Wheeler AG (“Foster Wheeler” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 10, 2012 (the “Letter”). For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: We acknowledge the Staff’s comment and will comply in the future, as discussed in more detail in our below responses to the Staff’s specific comments.

Management’s Discussion and Analysis of Financial Condition and Results..., page 29

Liquidity and Capital Resources, page 48

2.	You disclose on page 48 that total cash and cash equivalents, short-term investments and restricted cash held by your non-U.S. entities were $630.0 million as of December 31, 2011 versus $849.5 million as of December 31, 2010—a decrease of $219.5 million. You also indicate on page 75 that you are dependent on cash repatriations from your various subsidiaries to cover your Swiss and U.S. cash needs. On page 108, you disclose losses before taxes for your U.S. entities in each of the last three years. On page 78, you disclose your intent to indefinitely reinvest unremitted earnings of your foreign subsidiaries of $317.7 million as of December 31, 2011 versus $383.8 million as of December 31, 2010 as shown in your 2010 Form 10-K—a decrease of $66.1 million. Please disclose the following on page 48:

•	You would be required to accrue and pay U.S. taxes to repatriate these funds if they are needed for your U.S. operations, if true;

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May 24, 2012

•	Your intent is to permanently reinvest these funds outside of the U.S. and your current plans do not demonstrate a need to repatriate them to fund your U.S. operations, if true;

•

Quantify the business reasons for the decrease of $219.5 million in total cash and cash equivalents, short-term investments and restricted cash held by your non-U.S. entities between balance sheet dates; and

•	Disclose the amount of repatriations to the U.S. in each period presented.

If either of the first two bullets above is untrue, then please revise your proposed disclosures in response to those bullets accordingly, including explaining how your tax treatment aligns with your intent regarding repatriations. If both of the first two bullets above are true, please also revise your disclosures to clarify why this is not inconsistent with your disclosure on page 75 that your U.S. entities are dependent on cash repatriations. Please also disclose on page 78 whether repatriations to the U.S. and/or Switzerland caused all or a part of the $66.1 million decrease in indefinitely reinvested unremitted earnings of foreign subsidiaries and, if so, the circumstances surrounding the repatriations, including how you determined that they did not impact your December 31, 2011 or future assertions regarding indefinite reinvestment.

Response: In response to the Staff’s comments, we submit the following clarifications to address the Staff’s comments related to our non-U.S. cash balances, indefinitely reinvested unremitted earnings and cash repatriations disclosures.

As we have disclosed on pages 50 and 75 of our Form 10-K for the year ended December 31, 2011 (the “10-K”), we are dependent on cash repatriations from our subsidiaries to cover essentially all payments and expenses of our parent holding company and principal executive offices, both of which are based in Switzerland, to cover cash needs related to our U.S. asbestos-related liability and other overhead expenses in the U.S. and the acquisition of our shares under our share repurchase program by our Swiss parent holding company.

The need to accrue any U.S. taxes on cash repatriations to our U.S. tax-resident subsidiaries, which we refer to as our U.S. subsidiaries, depends on the source of the funds (i.e., whether the funds are being remitted from non-U.S. subsidiaries where we have or have not made the indefinite reinvestment assertion). As disclosed on page 78 of our 10-K, we do not make a provision for deferred income taxes on subsidiary earnings, which have been retained in the subsidiary’s country of domicile, if we plan to reinvest those earnings in that jurisdiction indefinitely, in accordance with Financial Accounting Standards Board Accounting Standards Codification 740-30-25-17. Any future unanticipated repatriation of funds from entities for which we have asserted indefinite reinvestment could result in additional U.S. taxable income; however such income and any residual taxes would be substantially offset by our overall U.S. tax attribute position, including net operating loss carryforwards and foreign tax credit carryforwards. As we have recorded a full valuation allowance against the net operating loss carryforwards and foreign tax credit carryforwards, as disclosed on page 109 of our 10-K, the utilization of

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May 24, 2012

such credits to offset any additional taxes will result in a corresponding decrease in the valuation allowance, which would offset the U.S. tax expense associated with the potential repatriation, resulting in essentially no net impact to the tax provision line item on our Consolidated Statement of Operations.

The cash needs of our parent holding company and principal executive offices in Switzerland can be sourced from our subsidiaries throughout the world, many of which are neither based in the U.S. nor owned, directly or indirectly, by our U.S. subsidiaries.

The U.S. cash needs can also be met from a variety of sources. We have the ability in many cases to repatriate funds from various U.S. owned non-U.S. subsidiaries without incurring an incremental tax impact where such funds include previously taxed income (i.e., the underlying earnings were included in our U.S. taxable earnings in the year that the earnings were generated). We can also provide cash to our U.S. entities in the form of loans or capital contributions from our Swiss parent company and/or from other non-U.S. owned subsidiaries. In either case, no incremental U.S. income tax arises. If we conclude we need to repatriate cash from non-U.S. subsidiaries, we would first look to the earnings generated in the current year and account for any incremental tax consequences of those planned repatriations appropriately. In the infrequent circumstance that our strategic cash needs result in a change to our plans for indefinitely reinvesting earnings generated in prior years, we would recognize the entire tax consequence of the change in our assertion in the period in which it occurs.

Additional clarifying comments to answer your bullet points are listed below:

•

In the event funds are repatriated to the U.S. from subsidiaries where indefinite reinvestment assertion was made, there will be minimal or no U.S. tax impact on our Consolidated Statement of Income because we would be able to utilize available foreign tax credits and net operating losses, against which we have recorded a full valuation allowance.

•

We are committed to maintaining strong balance sheets and adequate liquidity in our international operating subsidiaries to support their existing business and their efforts to secure future business. We have the ability to, and intent to, indefinitely reinvest the unremitted earnings of $317.7 million of our non-U.S. subsidiaries, and our current plans do not demonstrate any need to repatriate such funds to support our U.S. operations.

•

The total cash and cash equivalents, short-term investments and restricted cash held by our non-U.S. entities decreased $219.5 million from $849.5 million as of December 31, 2010 to $630.0 million as of December 31, 2011. The $219.5 million decrease was primarily as a result of our share repurchase activity, as disclosed on page 48 and 49 of our 10-K. Our 2011 share repurchase activity was primarily funded by our Switzerland parent and non-U.S. subsidiaries that are not directly or indirectly owned by our U.S. subsidiaries, therefore the related funding did not have an impact on our U.S. tax provision. A significant portion of the $630.0 million is held by subsidiaries that are not directly or indirectly owned by U.S. subsidiaries and therefore could be used to fund U.S. cash needs without any additional U.S. tax consequence.

United States Securities and Exchange Commission

May 24, 2012

•

During 2011, 2010 and 2009, we repatriated cash to the U.S. from our U.S. owned non-U.S. subsidiaries and branches for certain specific liquidity needs totaling approximately $45.1 million, $35.1 million and $60.1 million, respectively. These repatriations were made from our non-U.S. subsidiaries where we had not asserted indefinite reinvestment of earnings (i.e., the incremental tax consequences of repatriation, if any, had been accounted for when those earnings were originally generated) and accordingly, there was no incremental U.S. tax consequence of the repatriation in the period of the repatriation.

•

Based on our review of our overall liquidity forecast regarding future strategic cash requirements, such as our share repurchase program, new business expansion and/or potential acquisitions, we confirm that we have the ability to, and plan to, indefinitely reinvest $317.7 million of unremitted non-U.S. earnings as of December 31, 2011. The primary driver for the decrease of $66.1 million of indefinitely reinvested unremitted earnings from December 31, 2010 to December 31, 2011, stemmed from the potential cash repatriations needed to fund future strategic initiatives, which arose in 2011. The tax consequence of the forecasted repatriation was included in the tax provision line item on our Consolidated Statement of Operations for the year ended December 31, 2011. As previously noted, we also have sources of funds from non-U.S. subsidiaries which do not have U.S. tax consequences and would also be available to fund future strategic initiatives or for other purposes.

In order to enhance our disclosure and in response to the Staff’s comments, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 50 of our Form 10-K, with our proposed addition identified by underlined text. Amounts are in thousands of U.S. dollars.

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May 24, 2012

We are dependent on cash repatriations from our subsidiaries to cover essentially all payments and expenses of our parent holding company and principal executive offices in Switzerland, to cover cash needs related to our asbestos-related liability and other overhead expenses in the U.S. and, specific strategic liquidity requirements, such as funding our share repurchase program and acquisitions. Consequently, we require cash repatriations to Switzerland and the U.S. from our entities located in other countries in the normal course of our operations to meet our Swiss and U.S. cash needs and have successfully repatriated cash for many years. We believe that we can repatriate the required amount of cash to Switzerland and the U.S. Additionally, we continue to have access to the revolving credit portion of our U.S. senior credit facility, if needed. During 2011, 2010 and 2009, we repatriated cash to the U.S. from our U.S. owned non-U.S. subsidiaries and branches for certain specific liquidity needs totaling approximately $45,100, $35,100 and $60,100, respectively. These repatriations were made from our non-U.S. subsidiaries where we had not asserted indefinite reinvestment of earnings and accordingly, there was no incremental U.S. tax consequence of the repatriation in the period of the repatriation. Please refer to Note 1 to the consolidated financial statements in this annual report on Form 10-K for further information related to unremitted earnings, our determination as to whether such earnings are indefinitely reinvested and related U.S. tax implications.

Financial Statements

Note 13. Income Taxes, page 108

3.	Please revise your disclosures in the tables on page 108 to also include the amounts related to Switzerland. Refer to Rule 4-08(h) of Regulation S-X.

Response: In order to enhance our disclosure and in response to the Staff’s comments, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 108 of our Form 10-K, with our proposed addition identified as underlined text and deletions noted in strikethrough text. Amounts are in thousands of U.S. dollars.

Below are the components of income/(loss) before income taxes for 2011, 2010 and 2009 under the following tax jurisdictions:

	2011	2010	2009
U.S.	$(46,689)	$(57,982)	$(724)
~~Non-U.S.~~	~~281,931~~	~~363,222~~	~~455,844~~
Switzerland	7,171	28,818	68,953
All other Non-U.S.	274,760	334,404	386,891

Total	$235,242	$305,240	$455,120

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The provision for income taxes was as follows:

	2011	2010	2009
Current tax expense:
U.S.	$963	$1,057	$387
~~Non-U.S.~~	~~73,867~~	~~40,233~~	~~73,694~~
Switzerland.	1,238	1,052	1,261
All other Non-U.S.	72,629	39,181	72,433

Total current	74,830	41,290	74,081

Deferred tax expense/(benefit):
U.S.	—	—	—
~~Non-U.S.~~	~~(16,316 )~~	~~33,241~~	~~19,681~~
Switzerland	—	—	—
All other Non-U.S.	(16,316)	33,241	19,681

Total deferred	(16,316)	33,241	19,681

Total provision for income taxes	$58,514	$74,531	$93,762

4.	Please disclose below the tax rate reconciliation table on page 111 each country that materially impacted the non-U.S. rates different than U.S. statutory rate reconciling line item. In doing so, please quantify the extent of each country’s impact on your effective tax rate and the reason for it, including your tax rate in that country and pretax earnings relative to your total pretax earnings.

Response: We believe that the presentation of our “Non-U.S. rates different than U.S. statutory rate” line item on the tax rate reconciliation table, on page 111 of our Form 10-K, is appropriate as presented, as this line item reflects the effective tax rate impact of our pre-tax income generated outside of the United States, the primary component of which is the difference in the local statutory tax rates and the U.S. federal statutory rate.

The U.S. statutory tax rate of 35% is higher than the statutory tax rate in any of the non-U.S. countries in which we generate significant earnings, and, therefore to varying degrees, each country’s statutory tax rate reduces our effective tax rate. The extent of each country’s impact on our effective tax rate varies from period to period based on the geographic location of our earnings, which is a function not only of where our subsidiaries are domiciled but also where our projects are located. As such, we do not believe a country-by-country analysis of the impact on the effective tax rate is meaningful to a reader of the financial statements given the geographic diversity of our operations.

The components of the “Non-U.S. rates different than U.S. statutory rate” line item in the tax rate reconciliation table are as follows:

•

Tax rate differential on non-U.S. earnings representing the difference between the tax accrued by our non-U.S. subsidiaries based on local statutory income tax rates and the tax that would have been accrued by our non-U.S. subsidiaries had they been subject to the U.S. federal statutory income tax rate.

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•	Impact of earnings from non-U.S. joint ventures, which are presented net of investee-level tax as a component of pre-tax income when using the equity method of accounting.

•	Impact of nondeductible loss/nontaxable income generated by non-U.S. entities.

•	Impact of the utilization of various tax incentives and/or credits in non-U.S. jurisdictions.

In order to enhance our disclosure and in response to the Staff’s comments, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 111 of our Form 10-K, with our proposed addition identified as underlined text and deletions noted in strikethrough text.

The provision for income taxes differs from the amount of income tax computed by applying the U.S. federal statutory rate of 35% to income before income taxes, as a result of the following:

	2011		2010		2009
Tax provision at U.S. statutory rate	35.0%		35.0%		35.0%
Valuation allowance	6.0%		5.3%		(0.8)%
~~Non-U.S. rates different than U.S. statutory rate~~	~~(17.5~~	~~)%~~	~~(16.8~~	~~)%~~	~~(14.7~~	~~)%~~
Non-U.S. statutory tax rates different than U.S. statutory rate[1]	(13.3)%		(15.6)%		(11.4)%
Equity earnings from joint ventures[2]	(2.2)%		(0.9)%		(1.0)%
Nondeductible loss/nontaxable income	2.0%		3.5%		3.1%
Tax credits and incentives[3]	(3.8)%		(3.8)%		(3.6)%
Impact of changes in tax rate on deferred taxes	0.5%		0.3%		0.2%
~~Nondeductible loss / nontaxable income~~	~~0.1~~	 ~~%~~	~~0.6~~	 ~~%~~	~~1.9~~	 ~~%~~
Other	~~0.8~~0.7%		~~0.0~~0.6%		~~(1.0)~~(0.9)%

Total	24.9%		24.4%		20.6%

1.

Tax rate differential on non-U.S. earnings representing the difference between the tax accrued by our non-U.S. subsidiaries based on local statutory income tax rates and the tax that would have been accrued by our non-U.S. subsidiaries had they been subject to the U.S. federal statutory income tax rate.

2.	Impact of earnings from non-U.S. joint ventures, which are presented net of investee-level tax as a component of pre-tax income when using the equity method of accounting.
3.	Impact of the utilization of various tax incentives and/or credits in non-U.S. jurisdictions.

United States Securities and Exchange Commission

May 24, 2012

Form 10-Q for the Period Ended March 31, 2012

General

5.	Please address the above comments in your interim filings as well, as applicable.

Response: In order to enhance our disclosure and in response to the Staff’s comments, we will supplement our disclosure in future interim filings, as applicable.

*                    *                     *                    *

As requested, Foster Wheeler acknowledges the following:

•	Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am available at 011 41 22 741 8040 to discuss these matters with you at your convenience. You may also contact Lisa Wood, Vice President and Controller, at (908) 713-2801 to discuss these matters.

Very truly yours,

/s/ Franco Baseotto

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ernest Greene, Staff Accountant, Securities and Exchange Commission